Algonquin Power & Utilities Corp. Announces Date for Fourth Quarter and Full Year 2023 Financial Results and Conference Call

OAKVILLE, Ontario – January 11, 2024 – Algonquin Power & Utilities Corp. (TSX/NYSE: AQN) (“AQN”) today announced plans to release its fourth quarter and full year 2023 financial results on Friday, March 8, 2024, before market open. AQN will hold an earnings conference call at 8:30 a.m. eastern time on Friday, March 8, 2024, hosted by Interim Chief Executive Officer, Chris Huskilson, and Chief Financial Officer, Darren Myers.
Conference call details are as follows:

Date:	Friday, March 8, 2024
Time:	8:30 a.m. ET
Conference Call:	Toll Free Dial-In Number	1 (800) 715-9871
	Toll Dial-In Number	1 (647) 932-3411
	Conference ID	7706966
Webcast:	https://edge.media-server.com/mmc/p/4njwh3q5
Presentation also available at: www.algonquinpowerandutilities.com
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility with approximately $18 billion of total assets. AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. In addition, AQN owns, operates, and/or has net interests in over 4 GW of installed renewable energy capacity.
AQN's common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares, Series 2019-A subordinated notes and equity units are listed on the New York Stock Exchange under the symbols AQN, AQNB, and AQNU, respectively.
Visit AQN at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.

Investor Inquiries:
Brian Chin
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Algonquin Power & Utilities Corp.
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500